UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey
Zona de Carga
Carretera Miguel Alemán, Km. 24 s/n
66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Second Quarter 2010 Earnings Report

July 27, 2010

Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reported its unaudited, preliminary results for the second quarter and first six months of 2010 today.

Unless otherwise stated, all references are to the second quarter of 2010 (2Q10), and all percentage changes are with respect to the same period of the prior year. The exchange rate used for converting amounts in U.S. dollars was Ps. 12.8394 per US$.

Highlights

Passenger traffic grew in the second quarter of 2010, reversing the trend of the seven previous quarters. Total revenues increased 20.5%, with growth in both aeronautical (+16.4%) and non-aeronautical (+37.6%) revenues. Noteworthy were revenues generated by the NH Terminal 2 Hotel at the Mexico City International Airport (“NH T2 hotel”), and the year over year increases in revenues from OMA Carga (+120.9%), parking (+18.6%), restaurants (+17.0%), and other leases (+10.0%). Operating income and Adjusted EBITDA grew 44.0% and 30.0%, respectively. Operating indicators also improved, with increases in the number of takeoffs and landings (+15.2%) and the volume of cargo transported (+42.0%). In addition, the average occupancy rate for the NH T2 hotel reached 59.3% during the quarter.

▪	Passenger traffic increased 6.5% to 2.9 million. Domestic traffic increased 5.1% and international traffic increased 15.3%.

▪	Three new commercial spaces and three new passenger service establishments opened in our airports. The NH T2 hotel occupancy rate reached 59.3% for the quarter and 63.8% in June.

▪	Air freight volumes and OMA Carga revenues increased 42.0% and 120.9%, respectively, principally as a result of the operation of DHL’s cargo hub in Monterrey.

▪
Total revenues increased 20.5% to Ps. 530 million. Aeronautical revenues per passenger increased 9.3%, and non-aeronautical revenues per passenger increased 29.2%. Monterrey, OMA’s principal airport, contributed 44.6% of revenues.

▪
Total operating costs and general and administrative (GA) expenses increased 11.2% to Ps. 219 million, principally as a result of the additional costs of operating the hotel. Excluding the costs of the NH T2 hotel, operating costs and GA expenses increased 2.3%, principally as a result of higher electricity and cleaning expenses.

▪	Operating income increased 44.0% to Ps. 156 million; the operating margin was 29.5%.

▪	Adjusted EBITDA increased 30.0% to Ps. 271 million. The Adjusted EBITDA margin was 51.1%, as compared to 47.4% in 2Q09.

▪
Consolidated net income was Ps. 85 million, an increase of 68.9%. The increase was principally due to a higher level of operating income and lower tax provision, offset in part by higher financial expense. Earnings per share were Ps. 0.21, or US$0.13 per American Depositary Share (ADS).

▪	Capital expenditures were Ps. 111 million in 2Q10. Bank financing provided a portion of the resources used for capital expenditures.

Operating Results

Passenger Traffic

The total number of flight operations (takeoffs and landings) increased 15.2% to 91,251 operations; domestic flight operations increased 14.9% and international flight operations increased 17.5%.

Total passenger traffic increased 6.5% (+175,181 terminal passengers). The increase is largely the result of the recovery of traffic after the H1N1 flu outbreak in 2Q09.

Ten of the 13 airports had increases in total traffic (See Annex Table 1, Passenger Traffic). The largest increases were recorded in Monterrey (+7.5%) and Chihuahua (+18.8%), which benefited principally from increases in passengers on Grupo Mexicana and VivaAerobus, and Zacatecas (+31.8%), where Volaris and Grupo Aeroméxico recorded significant traffic recovery. There were reductions in the Acapulco (-8.2%), Zihuatanejo (-5.0%), and Torreón (-6.0%) airports. The first two were affected by reductions in traffic on Interjet; Acapulco was also affected by the suspension of Aviacsa (suspended since July 6, 2009); in Torreón, both Grupo Aeroméxico and Grupo Mexicana recorded lower traffic.

Of total passenger traffic, 85.5% was domestic traffic and 14.6% was international traffic; 96.7% was commercial aviation and 3.3% was general aviation. Monterrey generated 46.7% of total passenger traffic, Culiacán 9.3%, and Chihuahua 7.2%.

Domestic traffic volumes increased 5.1%. Ten airports had increases in domestic traffic, led by Monterrey (+6.2%), Chihuahua (+19.4%), and Zacatecas (+33.2%). The increase in Monterrey was generated principally from the increase in passenger traffic to Veracruz, Mexico City, and Cancún; in Chihuahua, from increased traffic to Guadalajara and Monterey; and in Zacatecas, from growth in traffic to Mexico City.

Domestic traffic decreased in Acapulco (-9.0%), Zihuatanejo (-12.5%), and Torreón (-7.2%), principally because of a reduction in passengers on the routes between each of these cities and Mexico City.

Airlines opened nine new domestic routes during the quarter and closed three routes.

International traffic increased 15.3%. Ten airports had increases in international traffic. The most significant increases were in Monterrey (+16.8%), Mazatlán (+18.7%), and Zacatecas (+29.4%). Monterrey benefited from higher volumes on the New York and Las Vegas routes; Mazatlán from the routes to Phoenix and Calgary; and Zacatecas from the Los Angeles route.

The airports with the largest international traffic reductions were Acapulco and Culiacán, which decreased 4.2% and 22.9%, respectively.

During the quarter, one international route was opened.

Air Cargo volumes increased 42.0%.  Of the total volume, 60.3% was domestic cargo, and 39.7% was international (which increased 114.8%). The Monterrey, San Luis Potosí, and Chihuahua airports had the largest increases.

Non-aeronautical and commercial operations

During 2Q10, we continued to increase and improve the commercial offering and passenger services available in our airport terminals. Three new commercial businesses and three new passenger services opened during the quarter.

NH

Terminal 2 Hotel Operations

The occupancy rate of the NH T2 hotel in Mexico City continued to increase as a result of advertising and marketing initiatives. The hotel had an average occupancy rate of 59.3%, and reached 63.8% in June. The average room rate was Ps. 1,090.5 per night.

The initiatives undertaken to promote the NH T2 hotel include greater visibility inside Terminal 2, starting a ground transportation link between T1 and T2, advertising campaigns in print and electronic media, promotional packages with airlines to attract their crews and passengers, and programs to attract groups and events to the hotel.

Financial Results

Revenues

Total revenues increased 20.5% to Ps. 530.3 million, principally because of an increase in domestic passenger charges and NH T2 hotel revenues. The mix of revenues was 78.1% aeronautical and 21.9% non-aeronautical. The Monterrey airport contributed 44.6% of total revenues, Culiacán 8.1%, and Mazatlán 7.3%.

Aeronautical revenues increased 16.4% to Ps. 414.3 million. Revenues from both domestic and international passenger charges increased, principally because of rate increases, and revenue from other airport services rose as a result of an increase in the volume of flight operations (takeoffs and landings).

The airports that contributed most to aeronautical revenues were Monterrey with 45.4%, Culiacán 9.1%, and Chihuahua 7.1%.

Aeronautical revenue per passenger increased 9.3% to Ps. 143.9.

Non-aeronautical revenues increased 37.6%, led by revenues from the NH T2 hotel, parking, and OMA Carga.

NH T2 hotel revenues were Ps. 22.2 million, of which 75.9% were room charges, 19.0% food and beverages, and 5.1% other services. Non-aeronautical revenues other than from the NH T2 hotel increased 11.2%.

Monterrey contributed 41.9% of non-aeronautical revenues, the NH T2 hotel accounted for 19.2%, Mazatlán 8.1%, and Acapulco 4.7%.

Non-aeronautical revenue per passenger increased 29.2% to Ps. 40.3, as a result of OMA’s revenue diversification initiatives. Non-aeronautical revenues per passenger, excluding the NH T2 hotel, increased 4.5% to Ps. 32.6.

Costs and operating expenses

Cost of services and general and administrative expenses increased a combined 11.2%, principally as a result of the addition of costs of hotel operations of Ps. 17.6 million (lease payments, payroll, materials and supplies, and advertising, principally). Excluding NH T2 hotel costs and expenses, cost of services and general and administrative expenses increased 2.3%, principally as a result of an increase of 22.2% in basic services (electricity, water, telephones).

OMA continues to enforce measures to control costs and expenses, resulting in savings in the areas of total general and administrative expenses of Ps. 2.3 million and insurance for Ps. 0.9 million.

Airport concession tax increased 10.1%; this tax is equal to 5% of gross revenues, in accordance with the Federal Royalties Law.

The technical assistance fee increased 28.2%. This fee is charged as the higher of US$3.0 million per year or 5% of Adjusted EBITDA before technical assistance.

The operating results of the NH T2 hotel are not included in calculating the airport concession tax or the technical assistance fee.

Depreciation and amortization increased 14.8% as a result of a higher level of investments and the depreciation of the NH T2 hotel assets (Ps. 4.2 million), which did not occur in 2Q09.

Total costs and operating expenses increased 12.8% to Ps. 373.9 million.

Operating income and Adjusted EBITDA

Operating income was Ps. 156.4 million, a 44.0% increase. The increase reflected the fact that revenue rose more rapidly than expenses. The operating margin in 2Q10 was 29.5%, 4.8 percentage points above the same period of 2009.

Adjusted EBITDA, which is equivalent to UAFIDA in Mexico, increased 30.0% to Ps. 271.3 million. The Adjusted EBITDA margin was 51.1%, 3.7 percentage points above the 2Q09 level.

Other income (expense), financing expense, and taxes

Comprehensive financing expense was Ps. 17.6 million. Interest expense increased as a result of a higher level of bank debt, and there was a smaller exchange gain as compared to the 2Q09 period.

Income tax provision decreased to Ps. 56.1 million in 2Q10 from Ps. 62.7 million during the prior year period. Tax provision includes the effect of the increase in the corporate income tax rate to 30% as part of Mexico’s fiscal reform enacted last December. The reduction in tax provision includes lower provisions for cash income tax, deferred income tax, and cash single rate corporate tax (IETU). The effective tax rate was 39.7%, principally because of provisions for deferred taxes. Cash taxes were Ps. 35.5 million, and deferred taxes were Ps. 20.5 million in the 2010 period.

Net Income

Consolidated net income increased 68.9% to Ps. 85.0 million. The increase was principally because of higher operating income and a lower provision for taxes, which was offset in part by an increase in comprehensive financial expense.

Net income of majority interest was Ps. 85.7 million, as compared to Ps. 50.4 million in 2Q09.

Earnings per share were Ps. 0.21, and earnings per ADS were US$0.13 per ADS. Each ADS represents eight Series B shares. (See Annex Table 3.)

Capital expenditures

During 2Q10 capital expenditures were Ps. 111 million, including both Master Development Plan (MDP) investments and strategic investments.

The most important MDP investments during the second quarter were:

▪	Installation of passenger jetways in Terminals A and B at the Monterrey airport, and finishing work on Terminal B;

▪	Expansion of the public area of the Reynosa airport terminal building;

▪	Construction of an international baggage claim area at the Zacatecas airport;

▪	Improvements to air conditioning system at the Zihuatanejo airport;

▪	Construction of canopies over the aerocar boarding area, roadways within the airport, and access roads at the Ciudad Juárez airport;

▪
Improvements in the backup circuits for the lights, visual aids, and Visual Approach Slope Indicator (VASI) lighting systems for the runways at the Durango, Torreón, Zacatecas, and Zihuatanejo airports; and

▪	Improvements for the baggage screening areas in the Reynosa and San Luis Potosí airports.

Liquidity

During the first six months of 2010, operating activities generated net cash of Ps. 152.9 million, as compared to Ps. 136.9 million during the 2009 period, principally because of increased revenues and controls on costs and operating expenses during the 2010 period.

On February 3, 2010, the long term bank credit line originally contracted in February 2009 was increased to Ps. 700 million from Ps. 500 million. In addition, on April 27, 2010, OMA contracted a new long-term (8 year) credit line for Ps. 200 million. As of June 30, 2010, OMA’s total debt was Ps. 944.4 million in short- and long-term bank debt, of which Ps. 270.8 million contributed to cash flow from financing in the semester. These resources were used principally to finance capital expenditures.

Operation of the share repurchase program generated Ps. 18.5 million in the first six months of 2010.

Dividends paid were Ps. 199.3 million, for the third (January 15, 2010) and fourth (April 15, 2010) installments of the dividend declared for 2008 results.

OMA had a net increase in cash of Ps. 29.5 million during the first six months of 2010, with a balance of cash and cash equivalents of Ps. 297.2 million as of June 30, 2010. (See Annex Table 4.)

OMA has no exposure to any financial derivative instruments as of the date of this report.

Subsequent developments

First quarterly payment of 2009 dividend: On July 15, 2010, the first quarterly installment of the dividend declared by the Annual Shareholders’ Meeting on April 16, 2010, was paid. The amount was Ps.0.25 per share.

Appointment of new Director of Operations: OMA’s strategic investor, Servicios de Tecnologia Aeroportuaria, S.A. de C.V. (SETA) named Stéphane Lemoine as the new Director of Operations, succeeding Nicolas Claude who held the position since October 2004. Since joining Aéroports de Paris in 1990, Mr. Lemoine has gained extensive experience in the airports sector, with responsibilities including the development of airport business strategies and management of operations, among others. This change was effective as of August 1, 2010.

OMA (NASDAQ: OMAB; BMV: OMA) will hold a conference call on July 28, 2010 at 10:00 am Eastern time, 9:00 am Mexico City time.

The conference call is accessible by calling (888) 549-7704 toll-free from the U.S. or +1 (480) 629-9857 from outside the U.S. The conference ID is 4324927. A taped replay will be available through August 4, 2010 at (800) 406-7325 toll free or +1 (303) 590-3030, using the same ID.

The conference call will also be available by webcast at http://ir.oma.aero/events.cfm.

Annex Table 1

Annex Table 2

Annex Table 3

Annex Table 4

Annex Table 5

Notes and disclaimers

Adjusted EBITDA: OMA defines Adjusted EBITDA as net income minus net comprehensive financing income plus taxes and depreciation and amortization, and excludes other income (expense). Adjusted EBITDA is equivalent to the concept UAFIDA in Mexico. Adjusted EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. Our management believes that Adjusted EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA and Adjusted EBITDA are not defined under U.S. GAAP, and may be calculated differently by different companies.

Aeronautical revenues: are revenues from rate regulated services. These include revenue from airport services, regulated leases, and access fees from second parties to provide complementary and ground transportation services. Airport service revenues include principally departing domestic and international passenger charges (TUA), landing fees, aircraft parking charges, passenger and carry-on baggage screening, and use of passenger jetways, among others. Revenue from second party access fees to provide complementary services include revenue sharing for ramp services, aircraft towing, water loading and unloading, cabin cleaning, electricity supply, catering, security, and aircraft maintenance, among others. Revenues from regulated leases include principally rental to airlines of office space, hangars, and check-in and ticket sales counters. Revenues from access charges for providers of ground transportation services include charges for taxis and buses.

American Depositary Shares (ADS): Securities issued by a U.S. depositary institution representing ownership interests in the deposited securities of non-U.S. companies. OMA’s depositary bank is The Bank of New York Mellon. Each OMA ADS represents eight Series B shares.

Capital expenditures, Capex: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties.

Cargo unit: equivalent to 100 kg of cargo.

Earnings per share and ADS: use the weighted average of shares or ADS outstanding for each period, excluding Treasury shares from the operation of the share purchase program.

Exchange rate: Amounts in U.S. dollars (US$) are converted at the end of quarter exchange rate, as published in the Official Diary of the Federation.

Master Development Plan (MDP): The investment plan agreed to with the government every five years, under the terms of the concession agreement. These include capital investments and maintenance for aeronautical activities, and exclude commercial and other non-aeronautical investments. The investment horizon is 15 years, of which the second five years are committed investments.

Maximum Rate System: The Ministry of Communications and Transportation (SCT) regulates all our aeronautical revenues under a maximum rate system, which establishes the maximum amount of revenues per workload unit (one terminal passenger or 100kg of cargo) that may be earned by each airport each year from all regulated revenue sources. The concessionaire sets and registers the specific prices for services subject to regulation, which may be adjusted every six months as long as the combined revenue from regulated services per workload unit at an airport does not exceed the maximum rate. The SCT reviews compliance with maximum rates on an annual basis after the close of each year.

Mexican Financial Reporting Standards (MFRS): financial statements and other information are presented in accordance with current MFRS and their Interpretations (INIFs). These standards differ in certain significant respects from U.S. GAAP.

Non-aeronautical revenues: are revenues that are not subject to rate regulation. These include commercial services such as parking, advertising, car rentals, leasing of commercial space, freight management and handling, and other lease income, among others.

Passengers: all references to passenger traffic volumes are to terminal passengers.

Passenger charges (TUA, Tarifa de Uso de Aeropuerto) are paid by departing passengers (excluding connecting passengers, diplomats, and infants). Rates are established for each airport, and are different for domestic and international travel.

Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. Percentage changes for passenger traffic or financial items are calculated based on actual numbers.

Strategic investments: refers only to those investments that are additional to those in the Master Development Plan.

Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Unaudited financials: financial statements are unaudited, preliminary statements for the periods covered by the report.

Workload Unit: one terminal passenger or one cargo unit.

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s second largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel and commercial areas inside Terminal 2 of the Mexico City airport. OMA employs over 970 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: July 28, 2010